Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our reports (i) dated March 26, 2021, with respect to the balance sheets of Groundfloor Real Estate 1, LLC (the “Company”) as of December 31, 2020 and 2019 and the related statements of operations, changes in member’s (deficit) equity, and cash flows for the years then ended, and (ii) dated March 15, 2021, with respect to the consolidated balance sheets of Groundfloor Finance, Inc. and Subsidiaries as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in member’s (deficit), and cash flows for the years then ended, and to the reference to our firm under the heading “Experts”, which appears in the accompanying Form 1-A of Groundfloor Real Estate 1, LLC. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Atlanta, Georgia

June 21, 2021

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